Nasdaq Regulation

Eun Ah Choi
Vice President—Deputy General Counsel
Listing Qualifications

By Electronic Mail

September 14, 2021

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on September 14, 2021, The Nasdaq Stock Market (the "Exchange") received from Comcast Corporation (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:


0.000% Notes due 2026
0.250% Notes due 2029


We further certify that the securities described above have been approved by the Exchange for listing and registration.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,

Eun Ah Choi